
RISE

INVEST IN **RISE ROBOTICS**

VC-backed robotics startup electrifying heavy machinery - a $600B+ market

riserobotics.com Boston, MA

Notable Angel | VC-Backed | Repeat Founder | $1M+ Revenue

Highlights

VC-Backed
Raised $250K or more from a venture firm

$1M+ Revenue
Earned over the last 12 months

Repeat Founder

Founder has started a previous company funded with $2M+

1. $7.3M in product sales & development revenue, 225% YoY growth
2. $22M raised from top VCs including Techstars, MIT's The Engine & Fortistar Capital
3. World-class team from MIT, RISD, iRobot, Apple & Forbes 30 Under 30 Manufacturing
4. 20+ global patents granted & pending
5. Collaborations with Anthony Liftgates, U.S. Air Force, Danfoss, & Gates Corporation
6. Built technology that is 3x faster, 3x more efficient and 20% lighter than hydraulics
7. Positioned to disrupt heavy machines from subsea to space - a combined $600B+ market
8. Technology enabling the electrification & automation of the heavy machines of the future

Featured Investors



Bill Warner

Invested $181,220

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Founder of Avid Technology ($1.4B exit to Symphony), which revolutionized video

editing. Academy Award winner & in the National Inventors HoF. Continues to empower the next generation of innovators as a TechStars mentor and angel investor in 30+ startups.

"I back companies that challenge the status quo and have the potential to make a meaningful impact on the world. RISE® Robotics is tackling inefficiencies in heavy machinery with a visionary approach to electrification and sustainability. Their innovative technology and strong leadership gives them a real shot at transforming an outdated industry."



Bo Lee

Invested $430,000

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An accomplished entrepreneur, Bo co-founded Akku Energy Devices and ventures in hydrogen-electric components and energy-efficient modular homes. Bo brings decades of investment expertise from his career on Wall Street and leadership roles in Asia-Pacific.

"Having worked with cleantech and sustainability startups since the early 2000s, I've seen countless solutions, but RISE® Robotics stands out as the real deal. Their innovative approach to replacing hydraulics addresses a massive market inefficiency with true potential for disruption. The impact they could have on sustainability is nothing short of transformative, and I'm proud to support their mission to build a cleaner, more efficient future."



Walter A. Winshall

Invested $4,992,093

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Syndicate Lead

MIT Engineering and Harvard Law School graduate. Guided SilverPlatter International from startup to ~$100M. Recouped more than $500M withheld by Viacom from Harmonix ("Guitar Hero") shareholders. Supports innovative companies disrupting their fields.

"RISE® Robotics is revolutionizing the huge industrial machinery market with its groundbreaking Beltdraulics™ technology. As a long-term investor in RISE Robotics, I have observed the founding team of Arron, Blake, Kyle and Toomas build an extraordinary foundation of innovation. The recruitment of Hiten as Chief Executive, with his industry expertise and stellar commercialization experience at iRobot, signals a new era of growth and impact. My decision to invest again during the community round is an easy one - I deeply believe in RISE's mission, the team, and the commercial opportunity to redefine sustainability by electrifying and automating heavy equipment."

Other investors include Techstars Notable , The Engine, Fortistar Capital, Michael Savino

Our Team



Hiten Sonpal CEO

Robotics & commercialization exec. Generated $2B+ revenue (9M+ units) at iRobot, grew deployments 3x at Electric Sheep, launched SaaS & HW products at Robin. Graze Robotics & Main Street Autonomy advisor. U of Evansville BS Comp. Eng., GA Tech MSCS ('28)



Tom Phelps COO

Robotics ops exec. Former product lead at Endeavor Robotics ($382M exit to FLIR), iRobot, Accion Systems. Leadership exp. across space, robotics, semiconductor & telecom markets incl. multiple $100M+ programs. Boston U. BS, Manufacturing Eng, and MBA



Blake Sessions Co-Founder & CTO

Mechanical innovator & genius behind Beltdraulic innovation. Forbes 30 Under 30 Manufacturing. Work featured in WSJ. Pro Tool Innovation Award for air compressor, Whitelaw Prize & Luis de Florez MIT award for innovation. MIT BS, Mechanical Engineering



Arron Acosta Co-Founder & Business Development

Heavy machinery aficionado & electrification pioneer. Forbes 30 Under 30 Manufacturing. Former engineer at Apple. Employee #1 at Ekotrope (Inc 5000). Techstars alum. Superconnector in product market fit of innovative tech solutions. MIT BS, Mechanical Eng



Toomas Sepp Co-Founder & Chief Engineer

Master mechanic & hands-on engineering leader. Key engineer for BEAR, a humanoid hydraulic robot & QCBot, an autonomous drug-delivery robot, both at Vecna. Specialist in precision engineering, machine design, & fitment. MIT BS, Mechanical Engineering



Kyle Dell'Aquila Co-Founder & Head of Customer Experience & Design

Visionary designer. Olio Smartwatch design lead. Critical role in patented breakthrough for 3D belt topologies. Award-winning moonbuggy design recognized by American Inst of Aeronautics & Astronautics. Rhode Island School of Design BFA, Industrial Design

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Pitch

Why RISE® Robotics?



"RISE ROBOTICS BEGAN WITH ONE AUDACIOUS VISION: TO REDEFINE HUMAN MOTION WITH A REVOLUTIONARY SPORTING EXOSUIT, CAPABLE OF DELIVERING SUPERHUMAN STRENGTH, AGILITY, AND SPEED—ALL WHILE BEING LIGHTWEIGHT AND ENERGY-EFFICIENT.

WHAT STARTED AS A PROJECT IN OUR TWO-BEDROOM APARTMENT TO BUILD A REAL-LIFE IRON MAN SUIT HAS EVOLVED INTO AN INDUSTRIAL-STRENGTH INNOVATION THAT HOLDS THE MISSING KEY TO REACH NET-ZERO IN THE HEAVY MACHINERY INDUSTRY."

ARRON ACOSTA, RISE ROBOTICS CO-FOUNDER

With RISE Robotics, heavy machines have never been more productive, efficient, safe, smooth, economical, eco-friendly, or AI-ready.

Backed by Techstars, MIT's The Engine, and Fortistar Capital, and designed by alumni from MIT and Rhode Island School of Design, RISE's proprietary Beltdraulic™ motion control technology is transforming the $600B+ heavy machines industry.

Our vision is to create a world where high-performance machines no longer rely on oil and diesel to amplify human workers. The heavy machinery industry has been left behind in the push for electrification and AI, and without innovations like ours, reaching net-zero and autonomous machines would likely be economically unviable.

RISE isn't another robotics company — it's the future of superhero-caliber machines, powering the shift towards a sustainable, zero-emissions, amplified future for us all.

Robotics powering a new era of electric heavy machinery


$7.3M
REVENUE


20
PATENTS

To date, RISE Robotics has generated $7.3 million in development and product revenue. With over 20 worldwide patents granted or pending, and a growing list of notable partners, we're reinventing the heavy machinery sector.

Heavy machines are outdated, inefficient, dirty, and dangerous

Existing motion control technology for heavy machines is insanely inefficient, mind-blowingly wasteful, dangerous, and detrimental to both company profits and the environment.






$250B
diesel cost for heavy machines annually


88%
of energy consumed by hydraulics is wasted


CO2
500M
tons of CO2 is emitted by heavy machinery annually


100M
gallons of oil leak from hydraulic equipment annually

The vast majority of heavy machinery used in industries like construction, mining, and agriculture relies on oil-based hydraulics, a technology that uses fluid power to control, transform, and transmit mechanical power.

These industries, which account for more than 20% of the global economy — an estimated $21 trillion — are under increasing pressure to meet stricter environmental regulations while maintaining high performance.



Heavy machines are in desperate need of electrification. Switching to electrical power sources for hydraulic actuators in these systems is simply not viable due to the tremendous energy requirements of heavy machinery, compounded by the inefficiency of fluid power. Attempts to electrify without addressing hydraulics result in astronomical costs.

While electric actuator alternatives exist, they are fundamentally incapable of matching the force, speed, displacement, and utilization of many hydraulic motion control systems.

This fundamental incompatibility between electric power and hydraulic actuation is the core obstacle to widespread electrification in the heavy machinery sector.

As the industrial workforce shrinks, we need more efficient machinery driven by AI. However, current heavy machines are currently analog, lacking the precision, sensing, and smart control systems required for automation, making real-time decision-making impossible. Traditional hydraulic systems would require a patchwork of sensors and endless programming adjustments to support AI and automation.

Electrifying heavy machines with a smarter, faster, cleaner alternative to hydraulics





RISE's solution: a fluid-free actuator that combines the speed and efficiency of robotics with the power and durability of heavy machinery. Our innovative technology uses belts and pulleys instead of oil, delivering superior performance at half the operating cost of hydraulics — with zero emissions.

This breakthrough makes fully electric heavy machinery not just a possibility, but a practical and powerful reality.


Hydraulics
RISE
Speed
x
3x
Efficiency
x
3x
Runtime
x
2x
Lightness
100%
120%
Autonomy Ready
0%
100%

Our patented motion control Beltdraulic™ technology guarantees that machine operators benefit from a safer, quieter, mess-free experience with unwavering execution. In addition, our technology is self-monitoring and easy to maintain.



Whether it's handling shipping containers at a port, unloading food and beverage delivery trucks, or operating a forklift at a warehouse, RISE's technology ensures seamless, faster transfer without goods or materials ever being dropped, broken, damaged, or lost, all while minimizing risks to workers.

RISE delivers unmatched motion control with paramount safety and environmental protection.

Enabling AI-ready, autonomous machines




SPEED
-2"/s
LOAD
10 klb
-5
CHG
< PREVIOUS ACTUATOR

Automation is imperative in the heavy machines industry, and RISE is leading the charge. The machines that we build are digital, ready for AI and autonomous systems, powering greater precision and amplifying the capabilities and capacity of machine operators.

With natural haptic feedback from motor current sensing and native belt/rod position tracking, our actuators provide real-time load data and seamless integration with AI-driven systems.

No external sensors, no endless trial and error — just precision movement, built-in intelligence, and readiness for the future of machine automation.

Trailblazing the transition to fluid-free heavy machinery





We believe RISE is the first company to offer a true high-performance, shock-ready alternative to hydraulics with no pollution, leaking oil and no emissions. We enable robotics and AI for heavy machinery in a big way, and have established a significant defensible moat based on our IP, know-how, and partnerships.

RISE's Patented System-Level Approach to Motion Control



Hydraulic System

VS



RISE Beltdraulic™ System

Hydraulic Product	Summary of Function
Hydraulic Fluid	Power transmission medium from the point of generation (pump) to the point of delivery (hydraulic cylinder)
Hydraulic Pump	Convert rotary shaft power into fluid power transmission medium
Hydraulic Cylinder	Convert fluid power into high force linear power
Hydraulic Tube/ Hose	Convey fluid from point of power generation (pump) to the point of power delivery (cylinder)

RISE Product	Summary of Function	# of RISE Patents Granted
RISE Beltdraulic Flat Belt	Power transmission medium from the point of generation (belt power unit) to the point of delivery (RISE Beltdraulic Cylinder)	1
RISE Beltdraulic BPU	Convert rotary shaft power into belt power transmission medium	1
RISE Beltdraulic Cylinder	Convert belt power into high force linear power	12
RISE Beltdraulic Redirector	Convey the transmission belt from point of power generation to the point of power delivery	10

RISE Beltdraulics offer physical and functional configurability, analogous to hydraulics.

RISE holds over 20 worldwide patents granted or pending which

protect the core innovations of our Beltdraulic™ technology. In addition, our ability to offer solutions that meet future environmental regulations without compromising performance gives us a major advantage in industries like construction, mining, and agriculture.

It's working in a big way



7000 lbs
ON THE CRADLE
RISE 22 ton
Beltdraulic™ cylinder
SuperJammer
The World's Strongest Robotics Arm
114 inch
REACH
VARIABLE
SPEED
ZERO
DRIFT
NO
UNCOMMANDED
MOTION
FLUID-FREE
MAINTENANCE
IVTC Conference Attendees
"This thing is a mechanical engineering work of art."
"I was trying to figure out how you made hydraulics so damn quiet, then realized it wasn't hydraulic."



RISE™ Robotics


PROTOTYPE

We’re honored to contribute to the mission of improving operational readiness and safety for the Air Force Global Strike Command! Our fully electric robotic arm is designed to replace aging technologies with solutions that are not only easier to maintain but also deliver enhanced control and efficiency—an essential step in advancing munitions handling capabilities.

The use cases for our technology are mindblowing

Teleoperations and Autonomous Excavators


TIP WARNING

Our technology enables heavy machine to be fully autonomous and capable of being operated remotely. This saves astronomical costs associated with dispatching workers to remote locations, in addition to being safer and more effective.

Perpetual Unloading Machines





We can also support the development of perpetual unloading machines. When machines are unloading objects from a significant height, the process of unloading charges the batteries and facilitates fully autonomous 24/7 operations.

Pioneers in robotics & automation from MIT, RISD, Apple & iRobot



Hiten Sonpal
CEO



Thomas Phelps
COO



Arron Acosta
VP of Business Development



Blake Sessions
Chief Technology Officer



Toomas Sepp
Chief Engineer



Kyle Dell'Aquila
Head of Industrial Design

iRobot | ROBIN AUTOPILOT | | VECNA robotics

Forbes 30

RISE's leadership hails from prestigious academic institutions for engineering and industrial design — MIT and Rhode Island School of Design, as well as some of the largest and most successful robotics and technology companies including Apple, iRobot, Vecna Robotics, and Electric Sheep.

Our team's deep expertise in technology, manufacturing, engineering, and design has led to recognition in Forbes 30 under 30.

RISE is electrifying the $600B+ heavy machinery market



Total Addressable Market
$1B
Liftgates
$8B
Forklifts
$44B
Beltdraulic components
$550B+
Specialty Machines, Scissor Lifts, Garbage Trucks, Elevators, Agricultural Machines, Construction Equipment, +more



89%



90%

lower costs

for electric vehicle batteries 2010-2020 (EPA)

lower emissions

Tighter emissions standards for non-road diesel engines (EPA)

30% tax credits

for adoption of clean energy solutions (Inflation Reduction Act)


TAX
CREDIT
500

Demand for net-zero solutions is high — and so are the stakes. The survival of our planet depends on solutions like ours that can help high-polluting industries transition to fully electrified systems.

Collaborating with industrial giants to build better, cleaner machines

RISE



PARTNERS

ANTHONY LIFTGATES, INC. SOLUTIONS FOR TRUCKS & TRAILERS

Danfoss

U.S. AIR FORCE

INDUSTRIES

CONSTRUCTION

MATERIAL HANDLING

DEFENSE

REVENUE STREAMS

JOINT DEVELOPMENT AGREEMENTS

PRODUCT SALES

LICENSING

RISE generates revenue through product sales, joint development, and long-term licensing deals.

We jointly develop heavy machines powered by our proprietary Beltdraulic™ technology and sell them directly to operators under the RISE brand. In addition, we sell RISE cylinders and license our technology as well as offer customized solutions to leading manufacturers in industries like construction, material handling, and defense.

Our partners benefit from reduced energy costs, compliance with environmental standards, and enhanced machine performance.

On track to reach $128M by 2029


$269M
Cumulative Revenue
$86.9M
$128M


$6.4M
$14.2M
$33.3M
2025
2026
2027
2028
2029

Future projections are not guaranteed.

Building an ecosystem of high-performance, zero-emission machinery


Product Timeline
Development
Production
RISE
Market Size
2024
2025
2026
2027
2028
2029
$5M
Beltdraulic Common Lifting Device (DoD) Production
$44B
Beltdraulic Components
Production
$1B
Beltdraulic Liftgate
Production
$100M
Beltdraulic Material Handling Unit (DoD)
Production
$45B
Beltdraulic Forklift
Production
TODAY

Forward looking projections cannot be guaranteed.

RISE's technology is not just a future concept — we've been enabling superior motion control in lifting devices used by the Department of Defense, and we're ready to scale NOW.

Your investment will allow us to accelerate our growth and get our

products to market faster.

Just as Tesla Electrified Cars, RISE is Electrifying Heavy Machinery

Companies that have **transformed** their industries


TESLA
TESLA (NASDAQ: TSLA)
$800B
Market Cap
TESLA


JOHN DEERE (NYSE: DE)
$120B
Market Cap
JOHN DEERE

RISE Robotics is following in the footsteps of iconic companies such as Tesla, which revolutionized electric cars, and John Deere, a global leader in heavy equipment making strides in autonomous machinery.


Acquired for
$5.13B
RegalRexnord
(NYS:RRX)


FLOWSERVE
Market Cap
$6B
(NYS:FLS)


Market Cap
$29.8B
(NYS:ROK)


Altra
Industrial Motion

FLOWSERVE

RA
Rockwell
Automation

Regal Rexnord's recent acquisition of Altra Industrial Motion highlights the high value of innovative motion control solutions. The large market caps of industrial technology leaders Flowserve and Rockwell Automation further underscore the immense potential for breakthrough advancements in mechanical systems.

Earn perks for supporting better machines!


$10,000: GROUP
RISE facility tour
$25,000: PERSONAL
RISE facility tour
+ 1-1 meeting with a co-founder

We're excited to give our supporters the opportunity to not only invest in RISE, but also to get a front-row seat in the development of our transformative technology through exclusive investor perks.

Powering the future of electric machines—faster, cleaner, smarter

machines — faster, cleaner, smarter



To date, we've invested $22M in RISE's technology development and breakthrough industrial design. We're raising on Wefunder to open up the opportunity for anyone to become an integral part of our movement towards efficiency and sustainability, an imperative change for us all.

Investing in this round means you'll be investing alongside Techstars, MIT's the Engine, Fortistar Capital, and other visionary investors as we build better and new machines to power a greener future — a future beyond what you think is possible today.

RISE's cutting-edge robotics technology will transform industries and economies, and change the world for the better. Invest in the electrification of heavy machines today, and secure a sustainable future for our planet.


Invest in


RISE® ROBOTICS
Today!
RISE
MADE IN THE USA
POLYURETHANE STEEL REINFORCED